EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement of Spectra Energy Corp and Spectra Energy Capital, LLC on Form S-3 of our report dated April 2, 2007, relating to the balance sheet of Spectra Energy Corp, as of December 31, 2006, (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the completion of the spin-off of Spectra Energy Corp from Duke Energy Corporation on January 2, 2007) appearing in the Annual Report on Form 10-K of Spectra Energy Corp for the year ended December 31, 2006 and to the reference to us under the heading “Experts” in the Prospectus of Spectra Energy Corp, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Houston, Texas

April 9, 2007